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                                                     Exhibit 99.1
           "CONFIDENTIAL TREATMENT REQUESTED"

The symbol "[*]" is used throughout this exhibit to indicate that a portion of the exhibit has been omitted and filed separately with the Securities and Exchange Commission.

                   APS Analytical Standards, Inc.
                   ------------------------------
                     ASSET PURCHASE AGREEMENT
                     ------------------------

THIS ASSET PURCHASE AGREEMENT (this "Agreement") is made and entered into as of February 13, 2003, by and among GFS Chemicals, Inc., an Ohio corporation ("Buyer"), APS Analytical Standards, Inc., a California corporation ("Seller"), and, with respect to Sections 9.3, 9.4, 9.8, 9.9, 11, and 12 only, A.P. Pharma, Inc., a Delaware corporation ("Parent"). Buyer, Seller, and Parent are referred to collectively herein as the "Parties."

                             RECITALS
                             --------

       A.	Seller is engaged in the business of using the Acquired
Assets (including its polymer microbeads technology and other Intellectual Property) to formulate, process, package, and otherwise manufacture or produce calibration standards (including the Products) for turbidimeters, spectrophotometers, colorimeters, percent solid analyzers, bacteria colony counters, process monitors and other similar equipment which is used in government and industry including for municipal water testing, biotechnology, pharmaceutical, pulp and paper, beverage and for other uses in which monitoring liquid production processes is necessary, advisable or customary, as well as marketing and selling analytical instruments and testing equipment relating to the above and providing incidental services related thereto (the "Business").

       B.	Subject to the terms and conditions of this Agreement,
Buyer is willing to purchase, and Seller is willing to sell, the assets, rights and properties of the Business.

                              AGREEMENT
                              ---------

       NOW, THEREFORE, in consideration of the promises and subject to the representations, warranties, covenants, agreements and conditions hereinafter set forth, Buyer, Seller and Parent hereby agree as follows:

       1.	Definitions.  For the purposes of this Agreement, the
definitions referenced below shall be applicable.

              1.1	"Accounts Receivable" shall be as defined in Section
1.2.

              1.2	"Acquired Assets" means all right, title, and
interest in and to all of the assets constituting the Business, including (a) all product formulations of the Business and any and all derivations thereof, including those listed in Schedule 1.2(a) (the "Product Formulations"), (b) the products of the Business, including those listed on Schedule 1.2(b) (the "Products"), (c) all free-standing and detachable fixed assets and tangible personal property (such as machinery, equipment, instruments, inventories of materials and supplies, manufactured and purchased parts, goods in process and finished goods, furniture, computer equipment and software, detachable lab books and tools) used solely in the Business, inclusive of those listed on Schedule 1.2(c), (d) Intellectual Property, goodwill associated therewith, licenses and sublicenses granted and obtained with respect thereto, and rights thereunder, remedies against infringements thereof, and rights to protection of interests therein under the laws of all jurisdictions, (e) leases, subleases, and rights thereunder, (f) agreements, contracts, indentures, mortgages, instruments, security interests, guaranties, other similar arrangements, and rights thereunder, including those listed on Schedule 1.2(f), (g) accounts, notes, and other receivables (excluding inter-company receivables) (the "Accounts Receivable"),
(h) claims, deposits, prepayments, refunds, causes of action, choices in action, rights of recovery, rights of set off, and rights of recoupment (excluding any such item relating to the payment of Taxes),
(i) franchises, approvals, permits, licenses, orders, registrations, certificates, variances, and similar rights obtained from governments and governmental agencies, (j) books, records, ledgers, files, documents, correspondence, lists, (including any and all lists of past, current and prospective customers), architectural plans, drawings, and specifications, creative materials, advertising and promotional materials, studies, reports, and other printed or written materials, and (k) telephone numbers (including toll free 800, fax/telecopier, and other numbers), web domain names and websites, and similar or related communication properties, rights or interests used or held for use primarily in connection with the Business; provided, however, that the Acquired Assets shall not include (i) the Real Property, (ii) the corporate charter, qualifications to conduct business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates, and other documents relating to the organization, maintenance, and existence of Seller as a corporation,
(iii) any of the rights of Seller under this Agreement (or under any side agreement between Seller on the one hand and Buyer on the other hand entered into on or after the date of this Agreement), (iv) counters, platforms, shelving and mezzanines, automobiles, trucks, tractors and trailers of Seller, or (v) specific assets listed on
Schedule 1.2(v).

              1.3	"Adverse Consequences" shall be as defined in Section
10.2.

       1.4	"Agreement" shall be as defined in the Preamble.

              1.5	"Affiliate" has the meaning set forth in Rule 12b-2
of the regulations promulgated under the Securities Exchange Act of 1934, as amended.

              1.6	"Applicable Rate" means the corporate base rate of
interest publicly announced from time to time by Bank One, Columbus, NA.

              1.7	"Assumed Liabilities" means (a) the trade accounts
payable of Seller as set forth on the face of the Most Recent Balance Sheet, (b) the trade accounts payable of Seller which have arisen after the Most Recent Fiscal Year End in the Ordinary Course of
Business, (c) all obligations of Seller under the agreements, contracts, leases, licenses, and other arrangements referred to in the definition of Acquired Assets either (i) to furnish goods, services, and other non-cash benefits to another party after the Closing or (ii) to pay for goods, services, and other non-cash benefits that another party will furnish to it after the Closing, (d) all other Liabilities and obligations of Seller set forth in Schedule
1.7 under an express statement (that the Buyer has initialed) to the effect that the definition of Assumed Liabilities will include the Liabilities and obligations so disclosed; provided, however, that the Assumed Liabilities shall not include (i) any Liability of Parent or Seller for unpaid Taxes (with respect to Parent or Seller or otherwise) for periods prior to the Closing, (ii) any Liability of Parent or Seller for income, transfer, sales, use, and other Taxes arising in connection with the consummation of the transactions contemplated hereby (including any income Taxes arising because
Parent or Seller is transferring the Acquired Assets, because Parent has an Excess Loss Account in the stock of Seller, or because Parent or Seller has deferred gain on any Deferred Intercompany
Transaction), (iii) any Liability of Parent or Seller for the unpaid
Taxes of any Person other than Parent or Seller under Reg. Paragraph 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract or otherwise, (iv) any obligation of Parent or Seller to indemnify any Person by reason of the fact that such Person was a director, officer, employee, or agent of Parent or Seller or was serving at the request of Parent or Seller as a partner, trustee, director, officer, employee, or agent of another entity (whether such indemnification is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses, or otherwise and whether such indemnification is pursuant to any statute, charter document, bylaw, agreement, or otherwise),
(v) any Liability of Parent or Seller for costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, (vi) any Liability or obligation of Parent or Seller under this Agreement (or under any side agreement between Parent or Seller on the one hand and Buyer on the other hand entered into on or after the date of this Agreement), or (vii) any Liability of Parent or Seller for intercompany payables.

              1.8	"Basis" means any past or present fact, situation,
circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms or could form the basis for any specified consequence.

              1.9	"Business" shall be as defined in the Recitals to this
Agreement.

              1.10	"Buyer" shall be as defined in the Preamble to this
Agreement.

       1.11	"CERCLA" shall be as defined in Section 3.25(e).

       1.12	"Closing" shall be as defined in Section 2.7.

       1.13	"Closing Date" shall be as defined in Section 2.7.

              1.14	"Closing Date Balance Sheet" shall be as defined in
Section 2.3(b).

       1.15	"COBRA" shall be as defined in Section 3.21.

              1.16	"Code" means the Internal Revenue Code of 1986, as
amended.

              1.17	"Competitive Activity" means directly or indirectly
(i) engaging in any activity that is the same as, materially similar to, or competitive with the Business; (ii) engaging in the development or distribution of any product that is the same as, materially similar to, or competitive with any of the Products or Product Formulations;
(iii) employing, soliciting for employment, or recommending for employment any person employed by Buyer as of the date hereof during such person's employment with Buyer or within one year thereafter;
or (iv) diverting or attempting to divert from Buyer any business of any kind in which it is engaged, including the solicitation of or interference with any suppliers, contractors, or customers.

              1.18	"Confidential Information" means any information
concerning the Business that is not already generally available to the public.

              1.19	"Deferred Intercompany Transaction" has the meaning
set forth in Reg. Paragraph 1.1502-13.

              1.20	"Draft Closing Date Balance Sheet" shall be as defined
in Section 2.3(b).

              1.21	"Employee Plan" means all present and prior
(including terminated and transferred) plans, programs, agreements, arrangements and methods of contributions or compensation (including all amendments to and components of the same, such as a trust with respect to a plan) providing any remuneration or benefits, other than current cash compensation, to any current or former employee of Seller or to any other person who provides services to Seller's Business, whether or not such plan or plans, programs, agreements, arrangements and methods of contribution or compensation are subject to ERISA, and whether or not such plan or plans, programs, agreements, arrangements and methods of contribution or compensation are qualified under the Internal Revenue Code. The term Employee Plan includes pension, retirement, profit sharing, percentage compensation, stock purchase, stock option, bonus and non-qualified deferred compensation plans.
The term Employee Plan also includes disability, medical, dental, workers compensation, health insurance, life insurance or other death benefits, incentive, severance plans, vacation benefits and fringe benefits. The term Employee Plan also includes any employee plan that is a Multiemployer Plan.

              1.22	"Environmental, Health, and Safety Requirements"
shall mean all federal, state, local and foreign statutes, regulations, ordinances and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law concerning public health and safety, worker health and safety, and pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now or hereafter in effect.

              1.23	"ERISA" means the Employee Retirement Income Security
Act of 1974, as amended.

       1.24	"Escrow Agent" shall be as defined in Section 10.4.

              1.25	"ERISA Affiliate" means each entity which is treated
as a single employer with the Target for purposes of Code Paragraph
414.

               1.26	"Established Damages" shall be as defined in Section
10.4.

       1.27	"Estimated Net Working Capital" means $215,535.

              1.28	"Excess Loss Account" has the meaning set forth in
Reg. Paragraph 1.1502-19.

              1.29	"Financial Statements" shall be as defined in Section
3.5.

              1.30	"GAAP" means United States generally accepted
accounting principles as in effect from time to time.

       1.31	"Hired Employee" shall be as defined in Section 7.9.

              1.32	"Indemnified Party" has the meaning set forth in
Section 10.5(a) below.

              1.33	"Indemnifying Party" has the meaning set forth in
Section 10.5(a) below.

              1.34	"Intellectual Property" means all of the following in
any jurisdiction throughout the world used in connection with the operation of the Business: (a) all synthetic process steps and conditions for manufacturing the polymer microbead starting material (concentrate), (b) all processes, procedures, and conditions for the purification (cleanup) of the concentrate for use in the standards,
(c) all trade secrets, including without limitation those trade secrets listed in Schedule 1.36(c), know-how, manufacturing processes, formulations or other confidential information used to manufacture or produce the Products, including the polymer microbeads and other raw materials supplied to Parent and/or Seller pursuant to the Supply Agreement, (d) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (e) all trademarks, service marks, trade dress, logos, slogans, trade names, corporate names, Internet domain names, and rights in telephone, fax and similar numbers, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (f) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (g) all mask works and all applications, registrations, and renewals in connection therewith, (h) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer, supplier, prospects (i.e. leads) and similar lists, pricing and cost information, marketing studies, competition analyses and business and marketing plans and proposals), (i) all computer software (including source code, executable code, data, databases and related documentation), (j) all advertising and promotional materials, (k) all other proprietary rights, and (l) all copies and tangible embodiments thereof (in whatever form or medium).

              1.35	"Knowledge" means (a) with respect to Seller, actual
knowledge of all of Seller's employees after reasonable investigation, and (b) with respect to Parent, actual knowledge of all Parent employees having direct involvement in the Business, after reasonable investigations.

              1.36	"Lease" means the Lease Agreement by and between
Metropolitan Life Insurance Company and Parent dated as of November
17, 1997.

              1.37	"Liability" means any liability (whether known or
unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

       1.38	"Liens" shall be as defined in Section 3.4.

              1.39	"Minimum Royalty" shall be as defined in Section
2.3(d).

              1.40	"Most Recent Balance Sheet" means the balance sheet
contained within the Most Recent Financial Statements.

              1.41	"Most Recent Financial Statements" shall be as
defined in Section 3.5.

              1.42	"Most Recent Fiscal Year End" shall be as defined in
Section 3.5.

              1.43	"Multiemployer Plan" shall be as defined in ERISA
Paragraph 3(37).

              1.44	"Net Working Capital" means the sum of (i) Accounts
Receivable (net) and (ii) inventory (net) less accounts payable-trade of the Business as shown on the Closing Date Balance Sheet.

       1.45	"Notice of Claim" shall be as defined in Section 10.4.

              1.46	"Ordinary Course of Business" means the ordinary
course of business consistent with past custom and practice
(including with respect to quantity and frequency).

       1.47	"Papacosta" shall be as defined in Section 9.6(b).

              1.48	"Parent" shall be as defined in the Preamble to this
Agreement.

              1.49	"Party" has the meaning set forth in the Preamble to
this Agreement.

              1.50	"Person" means an individual, a partnership, a
corporation, a limited liability company or partnership, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

       1.51	"Premises" shall be as defined in Section 9.6(b).

       1.52	"Products" shall be as defined in Section 1.2(b).

              1.53	"Product Formulation" shall be as defined in Section
1.2(a).

              1.54	"Purchase Price" shall be as defined in Section
2.3(a).

       1.55	"Raw Materials" shall be as defined in Section 9.3.

              1.56	"Real Property" means all land, buildings,
structures, improvements, fixtures or other interest in real property, including all leasehold or subleasehold estates or other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interests in real property; provided, however, that any and all improvements or fixtures capable of being removed without any structural damage to such real property shall not be considered to be Real Property for purposes of this Agreement.

              1.57	"Resolution Period" shall be as defined in Section
10.4.

       1.58	"Royalty" shall be as defined in Section 2.3(d).

              1.59	"Royalty Period" shall be as defined in Section
2.3(d).

              1.60	"Seller" shall be as defined in the Preamble to this
Agreement.

              1.61	"Seller's Basket" shall be as defined in Section
10.7(a).

              1.62	"Seller's Indemnification Cap" shall be as defined in
Section 10.7(a).

              1.63	"Standards Products" means the consumable standards
as of the Closing included within the definition of the Products and identified as the Standards Products in Schedule 1.2(b) and any compilations, derivatives, modifications or improvements of the Products.

              1.64	"Subsidiary" means any corporation with respect to
which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or has the power to vote or direct the voting of sufficient securities to elect a majority of the directors

              1.65	"Supply Agreement" means the Supply Agreement by and
between R.P. Scherer South, Inc. and Parent dated as of June 21, 2000.

       1.66	"SWDA" shall be as defined in Section 3.25(e).

              1.67	"Tax" means any federal, state, local or foreign
income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Paragraph 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

              1.68	"Tax Return" means any return, declaration, report,
claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

              1.69	"Third Party Claim" has the meaning set forth in
Section 10.5 below.

       2.	Sale and Purchase of Assets.

              2.1	Sale of Assets.  On the terms and subject to the
conditions of this Agreement, Seller agrees to sell, convey, assign, transfer and deliver to Buyer, and Buyer agrees to purchase and acquire from Seller, all of the Acquired Assets at the Closing for the consideration specified herein.

              2.2	Assets Not Purchased.  Notwithstanding Section 2.1,
Seller shall not sell, and Buyer shall not acquire any interest in, any of Seller's assets or contracts not included within the definition of the Acquired Assets. Such assets and contracts shall remain the property of Seller and Buyer shall have no liability or other responsibility with respect thereto.

       2.3	Purchase Price.

                     (a)	Subject to the other terms and conditions of this
Agreement, and in full consideration for the Acquired Assets, Buyer shall assume certain liabilities of Seller pursuant to Section 2.6 and shall pay to Seller at the Closing a sum of (i) $2,000,000 and
(ii) the Estimated Net Working Capital of Seller less $66,500 (the
"Purchase Price"). The Purchase Price shall be subject to a post-Closing adjustment as described in Section 2.3(c) below. The
Purchase Price shall be payable to Seller by wire transfer of immediately available funds.

       (b)	Preparation of Closing Date Balance Sheet.

                           (i)	Within 30 days after the Closing Date,
Buyer will prepare and deliver to Seller a draft balance sheet (the "Draft Closing Date Balance Sheet") for Seller as of the close of business on the Closing Date setting forth, inter alia, Accounts Receivable, inventory, and trade accounts payable of the Business (determined on a pro forma basis as though the Parties had not consummated the transactions contemplated by this Agreement). Buyer will prepare the Draft Closing Date Balance Sheet in accordance with GAAP applied on a basis consistent with the preparation of the Financial Statements.

                           (ii)	During the twenty (20) day period following
receipt of the Draft Closing Balance Sheet, Seller and its representatives shall be permitted to discuss the same with Buyer and its representatives. Buyer and its representatives shall reasonably cooperate with Seller to enable Seller to review the records necessary to determine the accuracy and fairness of the Draft Closing Date
Balance Sheet for purposes hereof. If Seller has any objections to the Draft Closing Date Balance Sheet, it shall deliver a detailed statement describing its objections to Buyer within twenty (20) days after receiving the Draft Closing Date Balance Sheet. Buyer and
Seller shall thereafter negotiate in good faith to resolve any such objections themselves. If the Parties do not obtain a final resolution within ten (10) days after Buyer has received the statement of objections, however, Buyer and Seller shall select an accounting firm mutually acceptable to them to resolve any remaining objections.
The determination of any accounting firm so selected shall be set forth in writing and shall be conclusive and binding upon the Parties without any further right of appeal. If the accounting firm discovers a discrepancy in Seller's favor equal to or greater than 5% of the amount in question, Buyer shall pay the fees and expenses of the accounting firm; otherwise, Seller shall pay such fees and expenses.
Buyer shall revise the Draft Closing Date Balance Sheet as appropriate to reflect the resolution of any objections thereto pursuant to this
Section 2.3(b). The "Closing Date Balance Sheet" shall mean the Draft Closing Date Balance Sheet together with any revisions thereto pursuant to this Section 2.3(b). To the extent any Royalty payments become due and payable while the Closing Date Balance Sheet remains unresolved, Buyer shall deposit with the Escrow Agent all such Royalty payments until such disputes are resolved. The terms of the escrow payments shall be comparable to the terms of escrow for Royalty payments as set forth in Section 10.4 below.

       (c)	The Purchase Price will be adjusted as follows:

                     (i)	If the Net Working Capital exceeds the Estimated
Net Working Capital, Buyer will pay to Seller an amount equal to such excess by wire transfer within three business days after the date on which the Net Working Capital of Seller is finally determined pursuant to Section 2.3(b) above.

                     (ii)	If the Net Working Capital is less than the
Estimated Net Working Capital, Seller shall pay to Buyer an amount equal to such deficiency by wire transfer within three business days after the date on which the Net Working Capital of Seller is finally determined pursuant to Section 2.3(b) above or, in the event any Royalty payments have become due and payable and are then being held by the Escrow Agent, by adjusting said Royalty payments by such amount.

              (d)	In addition to the Purchase Price, Buyer shall pay to
Seller for a period of five (5) years after the Closing Date (the
"Royalty Period") royalties ("Royalty") based on the total annual revenues of Buyer which arise from sales of the Standards Products during the Royalty Period, equal to fifteen percent (15%) of such revenues for the first full twelve months from the Closing Date, ten percent (10%) during the second, third and fourth full twelve-month periods thereafter, and five percent (5%) for the fifth full twelve-month period thereafter, subject to a minimum royalty of $[*] for the first two twelve-month periods and $[*] for the third, fourth and fifth twelve-month periods (each, "Minimum Royalty"). The
Royalty shall be payable quarterly; provided that if the sum of the four quarterly payments shall be less than Minimum Royalty, the fourth quarterly payment shall be an amount equal to the difference between
(i) Minimum Royalty for such twelve-month period and (ii) the sum of the previous three quarterly payments. Each Royalty payment shall be made within 30 days after the end of each fiscal quarter during the Royalty Period.

              (e)	Each Royalty payment shall be accompanied by a report
showing the quarterly revenues of Buyer which arise from sales of the Standards Products, and the amount of the Royalty due to Seller.
During the twenty-one (21) day period following delivery of each report, Seller and its representatives shall be permitted to discuss the calculation of Royalty with Buyer and its representatives. Buyer and its representatives shall reasonably cooperate with Seller to enable Seller to review Buyer's records necessary in order to determine the accuracy of the Royalty payment, including but not limited to, access and review of Buyer's general ledger with respect to the applicable revenues. If, within twenty-one (21) days after Buyer delivers such calculation to Seller, Seller notifies Buyer that Seller believes modifications are required to be made to the amount of the Royalty payment or that Seller requires additional information regarding the calculation of the Royalty payment, then Seller and Buyer shall, for a period of 30 days negotiate in good faith toward a resolution of the disagreement. If the parties cannot come to a mutually acceptable resolution, at the request of Seller, Buyer shall permit a mutually agreeable certified public accounting firm, at reasonable times and upon reasonable advance notice, to audit Buyer's relevant books and records to support such calculation of Royalty.
The independent accountant shall review only the calculation of the Royalty payment and the basis on which it is made and as promptly as practicable deliver to Seller and Buyer a statement in writing setting forth its determination as to the proper calculation of the Royalty payment for the applicable twelve month period, and such determination shall be final and binding upon the parties without any further right of appeal. Buyer shall pay any short-fall in the Royalty payment as determined by the independent accountant to Seller within 5 days after such determination. Should Seller choose to audit
Buyer's records, Seller will bear the full cost of the audit;
provided, however, that in the event that Seller discovers a discrepancy in its favor equal to or greater than five percent (5%) of any Royalty payment, Buyer shall, in addition to correcting such discrepancy, also pay the cost of the accounting firm in performing
Seller's audit.

              2.4	Allocation.  Buyer and Seller agree to allocate the
Purchase Price among the Acquired Assets in accordance with the allocation set forth on Schedule 2.4. The parties agree that such allocation is fair and reasonable, that the parties shall file all applicable tax returns and reports in accordance with and based upon such allocation, and that the parties shall not take any position in any tax return or report that is inconsistent with such allocation.

              2.5	Cash Distribution to Seller.  Immediately prior to the
Closing, Seller may pay Parent an aggregate amount equal to Seller's good faith estimate of the amount of the unpaid Taxes of Seller (net of any amount Seller shall have paid to Parent with respect thereto under any Tax sharing arrangement) with respect to periods prior to the Closing for which the return is due after the Closing (computed on a pro forma stand-alone basis in accordance with the past custom and practice of Seller in filing its Tax Returns). Seller may make any such payment to Parent in the form of a dividend or a redemption.

              2.6	Assumption of Liabilities.  On and subject to the
terms and conditions of this Agreement, Buyer agrees to assume and become responsible for all of the Assumed Liabilities at the Closing. Buyer will not assume or have any responsibility, however, with respect to any other obligation or Liability of Parent or Seller not included within the definition of Assumed Liabilities.

              2.7	Closing.  The closing of the transactions
contemplated by this Agreement (the "Closing") shall take place on February 13, 2003 or at such other place or time as may be mutually agreed by the parties hereto (hereinafter referred to as the "Closing Date").

              2.8	Seller's Deliveries.  At the Closing, Seller shall
deliver or cause to be delivered to Buyer such documents and instruments as called for in this Agreement, including without limitation those documents and instruments described in Section 7 hereof, or as may be reasonably requested by Buyer to effect the transactions contemplated hereby. Simultaneously with such deliveries, Seller shall take such steps as are necessary to put Buyer in actual possession and control of the Acquired Assets.

              2.9	Buyer's Deliveries.  On the date hereof, Buyer shall
deliver or cause to be delivered to Seller against delivery of the items specified in Section 2.8: (a) a wire transfer in the amount of the Purchase Price being due on the Closing Date, and (b) such other documents and instruments as shall be reasonably requested by Seller to effect the transactions contemplated hereby.

       3.	Representations and Warranties of Seller.  Seller hereby
represents and warrants to Buyer that the statements contained in this
Section 3 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 3), except as set forth in the Schedules accompanying this Agreement and initialed by the Parties.

              3.1	Organization and Authority.  Parent and Seller: (a)
are corporations duly organized, validly existing and in good standing under the laws of the States of Delaware and California, respectively; (b) have all necessary corporate power to own and lease their properties, to carry on their business as now being conducted and to execute and deliver this Agreement and to perform their obligations hereunder; and (c) are qualified to do business in all jurisdictions in which the failure to so qualify would have a material adverse effect on their business or financial condition. Parent and Seller have delivered to Buyer complete and correct copies of records of any and all proceedings and actions at all meetings of, or taken by written consent by, the Board of Directors and sole stockholder of Seller and the Board of Directors of Parent, related to the transactions contemplated by this Agreement.

              3.2	Authority Relating to this Agreement; No Violation of
Other Instruments. The execution and delivery of this Agreement and the performance hereunder by Seller and Parent have been duly authorized by all necessary corporate action on the part of Seller and Parent and, assuming execution of this Agreement by Buyer, this Agreement will constitute a legal, valid and binding obligation of each of Seller and Parent, enforceable against them in accordance with its terms, subject as to enforcement: (a) to bankruptcy, insolvency, reorganization, arrangement, moratorium and other laws of general applicability relating to or affecting creditors' rights; and (b) to general principles of equity, whether such enforcement is considered in a proceeding in equity or at law.

              3.3	Noncontravention.  Neither the execution, delivery or
performance of this Agreement and the documents to be executed in connection herewith by Seller and Parent nor the consummation of the transactions contemplated hereby will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which any of Seller, Parent, the Business, or the Acquired Assets are subject or any provision of the certificate of incorporation or bylaws of Seller or Parent, (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Seller or Parent is a party or by which it is bound or to which any of the Acquired Assets or the Business are subject. Neither Seller nor Parent need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties hereto to consummate the transactions contemplated by this Agreement.

              3.4	Ownership and Delivery of Acquired Assets.  Seller is
the true and lawful owner of and has good and marketable title to the Acquired Assets and has all necessary power and authority to transfer the Acquired Assets to Buyer free and clear of all liens, charges, easements, security interests, mortgages, conditional sale contracts, equities, rights of way, covenants, restrictions, title defects, objections, claims or other encumbrances ("Liens"). The
Acquired Assets constitute all of the assets used or held for use primarily in connection with, and necessary for the conduct of, the Business. No Person other than Seller, including Parent or any officer, director, employee, or shareholder of Seller has, any direct or indirect interest in any of the Acquired Assets. Seller is a wholly-owned Subsidiary of Parent and has no Subsidiaries of its own.
Upon delivery to Buyer of the Bill of Sale and Assignment and other instruments of conveyance with respect to the Acquired Assets, Buyer will hereby acquire good and valid title to the Acquired Assets free and clear of all Liens.

              3.5	Financial Statements.  Attached hereto on Schedule
3.5 are the following financial statements (collectively the "Financial Statements"): unaudited balance sheets and statements of income as of and for the fiscal years ended December 31, 1998, December 31, 1999, December 31, 2000, December 31, 2001 and December 31, 2002
(the "Most Recent Fiscal Year End") for Seller (the "Most Recent
Financial Statements"). The Financial Statements have been prepared in accordance with GAAP as applied to a wholly-owned subsidiary of a parent company (except that the Financial Statements do not contain the notes required under GAAP) applied on a consistent basis throughout the periods covered thereby, present fairly the financial condition of Seller as of such dates and the results of operations of Seller for such periods, are correct and complete, and are consistent with the books and records of Seller (which books and records are correct and complete).

              3.6	Events Subsequent to Most Recent Fiscal Year End.
Since December 31, 2002, there has not been any material adverse change in the business, financial condition, operations, results of operations, or future prospects related to the Business or the Acquired Assets and there has not been any other material occurrence, event, incident, action, failure to act, or transaction with regard to the Business or the Acquired Assets outside the Ordinary Course of Business involving Seller. Seller has owned, used and operated the Acquired Assets in the Ordinary Course of Business since the Most Recent Fiscal Year End.

              3.7	Undisclosed Liabilities.  Neither the Seller nor the
Business has any Liability (and there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against any of them giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the Most Recent Fiscal Year End in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law).

              3.8	Compliance with Law. Seller and each of its
predecessors and Affiliates is in compliance with all applicable laws and holds all licenses, permits and authorizations necessary for the lawful ownership and operation of the Business and the Acquired Assets wherever conducted pursuant to all applicable statutes, laws, ordinances, rules and regulations of all governmental bodies, agencies and subdivisions having, asserting or claiming jurisdiction over Seller or over any part of Seller's operations, and Seller knows of no violation thereof. Seller is not in violation of any decree, judgment, order, law or regulation of any court or other governmental body (including without limitation, applicable environmental protection legislation and regulations, equal employment and civil rights regulations, wages, hours and the payment of social security taxes and occupational health and safety legislation), which violation could have a material adverse effect on the condition, financial or otherwise, of the Business, the Acquired Assets, Liabilities, prospects or results of operations of Seller.

       3.9	Tax Matters.

                     (a)	Seller has filed all Tax Returns that it was
required to file. All such Tax Returns were correct and complete in all respects. All Taxes owed by Seller (whether or not shown on any Tax Return) have been paid. Currently Seller is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where Seller does not file Tax Returns that it is or may be subject to taxation in that jurisdiction. There are no Liens on any of the Acquired Assets that arose in connection with any failure (or alleged failure) to pay any Tax.

                     (b)	Seller has withheld and paid all Taxes required
to have been withheld and paid in connection with all amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

                     (c)	Neither Seller, nor any director or officer of
Seller, expects any authority to assess any additional Taxes with respect to the Acquired Assets for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax
Liability for Seller. Seller has delivered to Buyer correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by Seller since December 31, 2000.

              3.10	Litigation.  Neither Seller or Parent nor any officer,
director, shareholder, employee or agent of Seller or Parent is a party to any pending, or, to the best of Seller's Knowledge, threatened, action, suit, proceeding or investigation, at law or in equity or otherwise in, for or by any court or other governmental body which could have a material adverse effect on the Business or the Acquired Assets or the transactions contemplated by this Agreement;
nor, to the best of Seller's Knowledge, does any Basis exist for any such action, suit, proceeding or investigation. Neither Seller nor Parent is subject to any decree, judgment, order, law or regulation of any court or other governmental body which could have a material adverse effect on the Business or Acquired Assets or which could prevent the transactions contemplated by this Agreement.

              3.11	Inventories.  The inventories are of a quantity and
quality useable and saleable in accordance with good business practices and represent a distribution of the types of inventories utilized in the Business of Seller in accordance with good business practices, subject to customary reserves. All of the inventory and other goods manufactured by Seller which will be transferred to Buyer pursuant to this Agreement were produced in compliance with all applicable requirements of Sections 6, 7 and 12 of the Fair Labor
Standards Act, as amended, and the regulations and orders issued under
Section 14 thereof by the United States Department of Labor.

       3.12	Intellectual Property.

                     (a)	Seller owns or possesses or has the right to use
pursuant to a valid and enforceable, written license, sublicense, agreement, or permission all of the Intellectual Property necessary or desirable for the operation of the Business as presently conducted.
Each item of Intellectual Property will be owned or available for use by Buyer on identical terms and conditions immediately subsequent to the Closing hereunder. All necessary and desirable action has been taken to maintain and protect each item of Intellectual Property.

                     (b)	Seller has all ownership rights in and maintains
as a trade secret all techniques necessary to create the Products associated with the Business, which are accurately reflected in the marketing and promotional material provided to Buyer by Seller. All finished goods turbidity calibration standards are and have been produced by Seller using polymer microbeads ranging from about 0.02 micron to about 0.203 micron with a mean bead size of about 0.121 micron; and do not contain ammonia either as a direct additive or as a reaction by-product from the addition of any necessary formulation ingredients. Seller's current business plan does not require the presence of ammonia in Products.

                     (c)	Neither Seller nor Parent has interfered with,
infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither Seller nor Parent nor any of the directors and officers (and employees with responsibility for Intellectual Property matters) of Seller or Parent have ever received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that Seller or Parent must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of Seller, Parent, and the directors and officers (and employees with responsibility for Intellectual
Property matters) of Seller or Parent, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of Seller.

                     (d)	Schedule 3.12(d) identifies each patent or
registration which has been issued with respect to any of the Intellectual Property, identifies each pending patent application or application for registration made with respect to the Intellectual Property, and identifies each license, sublicense, agreement, or other permission granted to any third party with respect to the Intellectual Property (together with any exceptions). Seller has delivered to Buyer correct and complete copies of all such patents, registrations, applications, licenses, sublicenses, agreements, and permissions (as amended to date) and has made available to Buyer correct and complete copies of all other written documentation evidencing ownership and prosecution (if applicable) of each such item. Schedule 3.12(d) also identifies each unregistered trademark, service mark, trade name, corporate name or Internet domain name, computer software item (other than commercially available off-the-shelf software purchased or licenses for less than a total cost of $1,000 in the aggregate) and each unregistered copyright used in the Business. With respect to each item of Intellectual Property required to be identified on Schedule 3.12(d):

                           (i)	Seller owns and possesses all right, title,
and interest in and to the item, free and clear of any Lien, license, or other restriction or limitation regarding use or disclosure;

                           (ii)	the item is not subject to any outstanding
injunction, judgment, order, decree, ruling, or charge;

                           (iii)	no action, suit, proceeding, hearing,
investigation, charge, complaint, claim or demand is pending or, to the Knowledge of Seller, Parent, and the directors and officers (and employees with responsibility for Intellectual Property matters) of Seller or Parent, is threatened, which challenges the legality, validity, enforceability, use, or ownership of the item and there is no Basis for the same;

                           (iv)	Neither Seller nor Parent has ever agreed
to indemnify any Person for or against any interference, infringement, misappropriation, or other conflict with respect to the item; and

                           (v)	no loss or expiration of the item is
threatened, pending, or reasonably foreseeable, except for patents expiring at the end of their statutory terms (and not as a result of any act or omission by Seller or Parent, including a failure by Seller or Parent to pay any required maintenance fees)

                     (e)	Schedule 3.12(e) identifies each item of
Intellectual Property that any third party owns and that is used in the Business pursuant to license, sublicense, agreement, or permission. Seller has delivered to Buyer correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date). With respect to each item of Intellectual Property required to be identified in Schedule 3.12(d):

                           (i)	the license, sublicense, agreement, or
permission covering the item is legal, valid, binding, enforceable, and in full force and effect;

                           (ii)	the license, sublicense, agreement, or
permission will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (including the assignments and assumptions referred to in Section 2 above);

                           (iii)	no party to the license, sublicense,
agreement, or permission is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration thereunder;

                           (iv)	no party to the license, sublicense,
agreement, or permission has repudiated any provision thereof;

                           (v)	with respect to each sublicense, the
representations and warranties set forth in subsections (i) through
(iv) above are true and correct with respect to the underlying license;

                           (vi)	the underlying item of Intellectual
Property is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge;

                           (vii)	no action, suit, proceeding, hearing,
investigation, charge, complaint, claim, or demand is pending or, to the Knowledge of Seller, Parent, and the directors and officers (and employees with responsibility for Intellectual Property matters) of Seller or Parent, is threatened, which challenges the legality, validity, or enforceability of the underlying item of Intellectual
Property, and there are no grounds for the same; and

                           (viii)	Neither Seller nor Parent has granted
any sublicense or similar right with respect to the license, sublicense, agreement, or permission.

                     (f)	To the Knowledge of Seller and  Parent, (and
employees of Seller and Parent with responsibility for Intellectual
Property matters): (i) neither Seller nor Parent has in the past or will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Business; (ii) there are no facts that indicate a likelihood of any of the foregoing; and
(iii) no notices regarding any of the foregoing (including any demands or offers to license any Intellectual Property from any third party) have been received.

                     (g)	Neither Seller nor Parent, (and employees of
Seller and Parent with responsibility for Intellectual Property matters) has any Knowledge of any new products, inventions, procedures, or methods of manufacturing or processing that any competitors or other third parties have developed which reasonably could be expected to supersede or make obsolete any currently active Products or Product Formulations.

                     (h)	Seller has taken all necessary and desirable
action to maintain and protect all of the Intellectual Property and will continue to maintain and protect all of the Intellectual Property prior to the Closing so as not to materially adversely affect the validity or enforceability thereof. To the Knowledge of Seller and Parent, the owners of any of the licensed Intellectual Property have taken all necessary and desirable action to maintain and protect the Intellectual Property covered by such license.

                     (i)	Seller and Parent have complied with and are
presently in compliance with all foreign, federal, state, local, governmental (including, but not limited to, the Federal Trade
Commission and State Attorneys General), administrative or regulatory laws, regulations, guidelines and rules applicable to any Intellectual Property and shall take all steps necessary to ensure such compliance until Closing.

              3.13	Real Property; Tangible Assets.  All Real Property
used or held for use solely in connection with the Business is listed and its use described in Schedule 3.13. Seller owns or leases all machinery, equipment, and other tangible assets necessary for the conduct of the Business as presently conducted and as presently proposed to be conducted. Each such tangible asset is free from defects (patent and latent), and has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used or presently proposed to be used.

              3.14	Contracts.  Schedule 3.14 lists the following
contracts and other agreements included in the Acquired Assets or used or held for use in connection with the Business (noting and highlighting those not included in the Acquired Assets):

                     (a)	any agreement (or group of related agreements)
for the lease of personal property to or from any Person providing for lease payments in excess of $15,000 per annum;

                     (b)	any agreement (or group of related agreements)
for the purchase or sale of raw materials, commodities, supplies, Products, or other personal property, or for the furnishing or receipt of services, the performance of which will extend over a period of more than one year, result in a material loss to the Business, or involve consideration in excess of $15,000;

                     (c)	any agreement concerning a partnership or joint
venture;

                     (d)	any agreement (or group of related agreements)
under which any indebtedness for borrowed money, or any capitalized lease obligation, in excess of $15,000, has been created, incurred, assumed, or guaranteed or under which a Lien on any of its assets, tangible or intangible, has been imposed;

                     (e)	any agreement concerning confidentiality or
noncompetition or otherwise restricting the operations of the Business in any manner whatsoever;

                     (f)	any agreement between or among Seller and any of
its Affiliates;

       (g)	any collective bargaining agreement;

                     (h)	any agreement under which the consequences of a
default or termination could have a material adverse effect on the financial condition, operations, results of operations, or future prospects of Seller, the Acquired Assets, or the Business; or

                     (i)	any other agreement (or group of related
agreements) the performance of which involves consideration in excess of $15,000.

Seller has delivered to Buyer a correct and complete copy of each written agreement (as amended to date) listed on Schedule 3.14 and a written summary setting forth the terms and conditions of each oral agreement referred to on Schedule 3.14. With respect to each such agreement: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect; (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (including the assignments and assumptions referred to in Section 2 above); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

              3.15	Accounts Receivable.  All Accounts Receivable of
Seller are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, are current and collectible, and will be collected in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Seller.

              3.16	Powers of Attorney.  There are no outstanding powers
of attorney executed on behalf of Seller or in connection with the Acquired Assets or the Business.

              3.17	Insurance.  Schedule 3.17 sets forth each current
insurance policy (including policies providing property, casualty, liability and workers' compensation coverage) covering or otherwise relating to the Business, or which Seller has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five (5) years. With respect to each such insurance policy:
(A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby;
(C) neither Seller nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. Seller and the Business have been covered during the past ten (10) years by insurance in scope and amount customary and reasonable for the Business and any other businesses in which Seller has engaged during the aforementioned period.

              3.18	Product Warranty.  Each Product manufactured, sold,
leased, or delivered by Seller or otherwise in the Business has been in conformity with all applicable contractual commitments and all express and implied warranties, and Seller and its Affiliates have no Liability (and there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against any of them giving rise to any Liability) for replacement or repair thereof or other damages in connection therewith, subject only to the reserve for product warranty claims set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Seller and its Affiliates. No Product manufactured, sold, leased, or delivered by Seller or otherwise in the Business is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale or lease. Schedule 3.18 includes copies of the standard terms and conditions of sale or lease for Seller (containing applicable guaranty, warranty, and indemnity provisions).

              3.19	Product Liability.  Neither Seller nor the Business
has any Liability (and there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability) arising out of any injury to individuals or property as a result of the sale of the Products, ownership, possession or use of any of the Acquired
Assets or operation of the Business.

               3.20	Employees.  Neither Seller nor Parent is a party to
or bound by any collective bargaining agreement, nor have they experienced any strikes, grievances, claims of unfair labor practices, or other collective bargaining disputes. Neither Seller nor Parent have committed any unfair labor practice. Seller, Parent, and the directors and officers (and employees with responsibility for employment matters) of Seller or Parent have no Knowledge of any organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees.

               3.21	Employee Benefits.  The requirements of ERISA and Code
Paragraph 4980B and of any similar state law ("COBRA") have been met with respect to each employee benefit plan (as defined in ERISA
Paragraph 3(3)) and any other employee benefit plan, program or arrangement of any kind which is an employee welfare benefit plan as defined in ERISA Paragraph 3(1), subject to COBRA. Neither Seller nor any ERISA Affiliate contributes to, has any obligation to contribute to, or has any Liability (including withdrawal liability as defined in ERISA Paragraph 4201) under or with respect to any Multiemployer Plan.

              3.22	Guaranties.  Seller is not a guarantor or otherwise
liable for any liability or obligation (including indebtedness) of any other person or entity.

              3.23	Business Practices.  Seller has not made, offered or
agreed to offer anything of value to any government official, political party or candidate for government office nor has it taken any action which would cause it to be in violation of the Foreign
Corrupt Practices Act of 1977.

              3.24	Brokers and Finders.  Except as set forth on Schedule
3.24, neither Seller, Parent, nor any shareholder, director, officer, employee or agent of Seller or Parent have retained any broker or finder in connection with the transactions contemplated by this Agreement. Seller will indemnify and hold Buyer harmless against all claims for brokers' or finders' fees made or asserted by any party claiming to have been employed by Seller, Parent, or any shareholder, director, officer, employee or agent of Seller or Parent and all costs and expenses (including the reasonable fees of counsel) of investigating and defending such claims.

       3.25	Environmental, Health, and Safety Matters.

                     (a)	Seller and its predecessors and Affiliates have
complied and are in compliance with all Environmental, Health, and Safety Requirements.

                     (b)	Without limiting the generality of the
foregoing, Seller and its predecessors and Affiliates have obtained and complied with, and are in compliance with, all permits, licenses and other authorizations that are required pursuant to Environmental, Health, and Safety Requirements for the occupation of its facilities and the operation of the Business; a list of all such permits, licenses and other authorizations is set forth on the Schedule 3.25(b).

                     (c)	Neither Seller nor its predecessors or
Affiliates has received any written or oral notice, report or other information regarding any actual or alleged violation of Environmental, Health, and Safety Requirements, or any liabilities or potential liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations, relating to any of them or its facilities arising under Environmental, Health, and Safety Requirements.

                     (d)	None of the following exists at any property or
facility owned or operated by Seller or used or held for use in connection with the Business: (1) underground storage tanks, (2) asbestos-containing material in any form or condition, (3) materials or equipment containing polychlorinated biphenyls, or (4) landfills, surface impoundments, or disposal areas.

                     (e)	Neither Seller nor its predecessors or
Affiliates has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any substance, including without limitation any hazardous substance, or owned or operated any property or facility (and no such property or facility is contaminated by any such substance) in a manner that has given or would give rise to liabilities, including any liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), the Solid Waste Disposal Act, as amended ("SWDA") or any other Environmental, Health, and Safety Requirements.

                     (f)	Neither this Agreement nor the consummation of
the transaction that is the subject of this Agreement will result in any obligations for site investigation or cleanup, or notification to or consent of government agencies or third parties, pursuant to any of the so-called "transaction-triggered" or "responsible property transfer" Environmental, Health, and Safety Requirements.

                     (g)	Neither Seller nor its predecessors or
Affiliates has, either expressly or by operation of law, assumed or undertaken any liability, including without limitation any obligation for corrective or remedial action, of any other Person relating to Environmental, Health, and Safety Requirements.

                     (h)	No facts, events or conditions relating to the
past or present facilities, properties or operations of the Seller or its predecessors or Affiliates will prevent, hinder or limit continued compliance with Environmental, Health, and Safety
Requirements, give rise to any investigatory, remedial or corrective obligations pursuant to Environmental, Health, and Safety
Requirements, or give rise to any other liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) pursuant to Environmental, Health, and Safety Requirements, including without limitation any relating to onsite or offsite releases or threatened releases of hazardous materials, substances or wastes, personal injury, property damage or natural resources damage.

              3.26	Certain Business Relationships with Seller.  Neither
Parent nor its Affiliates (other than Seller) have been involved in any business arrangement or relationship with Seller or its Affiliates within the past twelve (12) months, and neither Parent nor its Affiliates (other than Seller) own any asset, tangible or intangible, which is used in the Business.

              3.27	Accuracy of Documents and Information.  The copies of
all instruments, agreements, other documents and written information set forth as, or referenced in, Schedules or Exhibits to this Agreement or specifically required to be furnished pursuant to this Agreement to Buyer by Seller are and will be complete and correct in all material respects. No representations or warranties made by Seller in this Agreement, nor any document, written information, statement, financial statement, certificate, or Exhibit furnished directly to Buyer pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements or facts contained herein not misleading.

       4.	Representations and Warranties of Buyer.  Buyer hereby
represents and warrants to Seller that the statements contained in this Section 4 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Section 4).

              4.1	Organization and Authority.  Buyer: (a) is a
corporation duly organized, validly existing and in good standing under the laws of the State of Ohio; (b) has all necessary corporate power to own and lease its properties, to carry on its business as now being conducted and to execute and deliver this Agreement and to perform its obligations hereunder; and (c) is qualified to do business in all jurisdictions in which the failure to so qualify would have a material adverse effect on its business or financial condition. Buyer has delivered to Seller complete and correct copies of records of any and all proceedings and actions at all meetings of, or taken by written consent by, its Board of Directors and shareholders, related to the transactions contemplated by this Agreement.

              4.2	Authority Relating to this Agreement; No Violation of
Other Instruments. The execution and delivery of this Agreement and the performance hereunder by Buyer have been duly authorized by all necessary corporate action on the part of Buyer and, assuming execution of this Agreement by Seller, this Agreement will constitute a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject as to enforcement: (a) to bankruptcy, insolvency, reorganization, arrangement, moratorium and other laws of general applicability relating to or affecting creditors' rights; and (b) to general principles of equity, whether such enforcement is considered in a proceeding in equity or at law.

              4.3	Brokers and Finders.  Neither Buyer nor any
shareholder, director, officer, employee or agent of Buyer has retained any broker or finder in connection with the transactions contemplated by this Agreement. Buyer will indemnify and hold Seller harmless against all claims for brokers' or finders' fees made or asserted by any party claiming to have been employed by Buyer or any shareholder, director, officer, employee or agent of Buyer and all costs and expenses (including the reasonable fees of counsel) of investigating and defending such claims.

       5.	Pre-Closing Covenants.  Buyer and Seller covenant and agree
as follows with respect to the period between the execution of this Agreement and the Closing Date:

              5.1	Each of the Parties will use its reasonable best
efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Section 7 below).

              5.2	Seller will not engage in any practice, take any
action, or enter into any transaction outside the Ordinary Course of Business. Without limiting the generality of the foregoing, Seller will not pay any amount to any third party with respect to any Liability or obligation (including any costs and expenses Seller incurred or may incur in connection with this Agreement and the transactions contemplated hereby) which would not constitute an Assumed Liability if in existence as of the Closing.

              5.3	Seller will keep its business and properties
substantially intact, including its present operations, physical facilities, working conditions, and relationships with lessors, licensors, suppliers, customers, and employees.

              5.4	Seller will permit representatives of the Buyer to
have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of Seller, to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Business and the Acquired Assets. Buyer will treat and hold as such any Confidential Information it receives from Parent or Seller in the course of the reviews contemplated by this Section 5.4, will not use any of the Confidential Information except in connection with this Agreement, and, if this Agreement is terminated for any reason whatsoever, will return to Parent or Seller all tangible embodiments
(and all copies) of the Confidential Information which are in its possession.

              5.5	Each Party will give prompt written notice to the
other Party of any material adverse development causing a breach of any of its own representations and warranties in Sections 3 and 4 above. No disclosure by any Party pursuant to this Section 5.5, however, shall be deemed to amend or supplement the Schedules or Exhibits to this Agreement or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

              5.6	Neither Seller nor Parent nor their Affiliates will
(i) solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities, or any substantial portion of the Acquired Assets or the Business (including any acquisition structured as a merger, consolidation, or share exchange) or (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing. Seller will notify Buyer immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

              5.7	Seller shall provide assistance as reasonably
requested by Buyer for Buyer's personnel on all aspects of the Business and on the use and operation of the Acquired Assets, to provide such services as may be requested by Buyer in connection with the transition of the Business and the Acquired Assets from Seller to Buyer and to answer such questions and provide to Buyer information relating to the Business and the Acquired Assets.

       6.	Conditions Precedent to the Obligations of Seller.  The
obligation of Seller to consummate the transactions to be performed by it in connection with the Closing is subject to the satisfaction of the following conditions:

              6.1	All representations and warranties made by Buyer in
Section 4 shall be accurate in all material respects at and as of the Closing Date.

              6.2	Buyer shall have performed and complied with all
agreements, covenants and conditions required by this Agreement to be complied with on or prior to the Closing Date;

              6.3	Seller shall have received the payment of the Purchase
Price as provided in Section 2.3(a).

               6.4	No suit, action or proceeding against Seller shall be
pending or threatened before any court or governmental agency in which it is sought to restrain or prohibit the consummation of this Agreement or to obtain damages or other relief in connection with this Agreement or the transactions contemplated hereby.

              6.5	Buyer shall have delivered to Seller such other
certificates and instruments as may be, in the opinion of counsel to Seller, reasonably necessary to effectuate the transactions contemplated by this Agreement, and all legal matters in connection with the Agreement and the transactions contemplated hereby shall have been approved by counsel to Seller, which approval shall not be unreasonably withheld.

       7.	Conditions Precedent to the Obligations of Buyer.  The
obligation of Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to the satisfaction of the following conditions:

              7.1	All representations and warranties made by Seller in
this Agreement shall be true and correct in all material respects at and as of the Closing Date.

              7.2	Seller and Parent shall have performed and complied
with all agreements, covenants and conditions required by this Agreement to be performed and complied with on or prior to the Closing Date.

              7.3	Seller shall have procured all third party consents
necessary to consummate the transactions contemplated by this Agreement.

              7.4	No suit, action or proceeding against Buyer shall be
pending or threatened before any court or governmental agency in which it is sought to restrain or prohibit the consummation of this Agreement or to obtain damages or other relief in connection with this Agreement or the transactions contemplated hereby.

              7.5	Delivery to Buyer by Seller of a certificate to the
effect that each of the conditions specified above in Sections 7.1 through 7.4 are satisfied in all respects.

              7.6	Delivery to Buyer by Seller of (a) a Bill of Sale and
Assignment conveying the Acquired Assets to Buyer, a form of which is attached hereto as Exhibit A; (b) a Trademark Assignment, a form of which is attached hereto as Exhibit B; (c) a legal opinion of Seller's counsel, a form of which is attached hereto as Exhibit C;
and (d) any other assignments, certificates, transfer documents and other instruments as may be, in the opinion of counsel to Buyer, reasonably necessary to effectuate the transfer of the Acquired
Assets and the transactions contemplated by this Agreement.

              7.7	Buyer shall have received a copy of the resolutions
of the sole stockholder of Seller and the Board of Directors of Seller, certified by an officer of Seller, authorizing and approving the execution and delivery of this Agreement and consummation of the transactions contemplated hereby.

              7.8	Execution by employees of Seller and Parent
identified in Schedule 7.8 of an estoppel certificate (a) stating that such employee does not have any right, title or interest in the Acquired Assets, including the Intellectual Property, and (b) stating that any existing nondisclosure agreements currently in effect are and shall continue to be fully enforceable, or if any such nondisclosure agreements are not fully enforceable or in effect, an agreement by such employee to execute a new nondisclosure agreement.

              7.9	No damage or destruction or other change has occurred
with respect to the Acquired Assets or the Business, that, individually or in the aggregate, would have a material adverse effect on the use or operation of the Acquired Assets or the Business.

       8.	Termination.

              8.1	Termination of Agreement.  This Agreement may be
terminated at any time prior to the Closing as provided below:

       (a)	Buyer and Seller may terminate this Agreement by
mutual written consent at any time prior to the Closing;

       (b)	Buyer may terminate this Agreement by giving
written notice to Seller at any time prior to the Closing
(i) in the event Seller has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Buyer has notified
Seller of the breach, and the breach has continued without cure for a period of fifteen (15) days after the notice of breach or (ii) if the Closing shall not have occurred on or before February 14, 2003, by reason of the failure of any condition precedent under Section 7 hereof (unless the failure results primarily from Buyer itself breaching any representation, warranty, or covenant contained in this Agreement, or unless both Parties have agreed in writing to extend such date); and

       (c)	Seller may terminate this Agreement by giving
written notice to Buyer at any time prior to the Closing
(i) in the event Buyer has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Seller has notified
Buyer of the breach, and the breach has continued without cure for a period of fifteen (15) days after the notice of breach or (ii) if the Closing shall not have occurred on or before February 14, 2003, by reason of the failure of any condition precedent under Section 6 hereof (unless the failure results primarily from Seller itself breaching any representation, warranty, or covenant contained in this Agreement, or unless both Parties have agreed in writing to extend such date).

       8.2	Effect of Termination.  If either Buyer or Seller
terminates this Agreement pursuant to Section 8.1 above, all rights and obligations of the Parties hereunder shall terminate without any Liability of any party to the other (except for any Liability of any party then in breach).

       9.	Post-Closing Covenants.  Buyer, Seller and Parent agree as
follows with respect to the period following the Closing.

               9.1	Cooperation.  At any time after the Closing, upon the
request of Buyer, Seller shall (a) execute and deliver any further materials, documents and instruments of conveyance, transfer or assignment as may reasonably be necessary to effect, record or verify the transfer to, and vesting in Buyer, of Seller's right, title and interest in and to the Acquired Assets and the Business, in accordance with the terms of this Agreement; and (b) cooperate with Buyer, at Buyer's expense, to enforce the terms of any Acquired Assets, including terms relating to confidentiality and Intellectual Property rights, and to contest or defend against any proceeding relating to this Agreement or to the operation of the Business before the date hereof. Seller acknowledges and agrees that from and after the Closing
Buyer will be entitled to (i) access to Tax records and (ii) possession of all other documents, books, records, agreements, and financial data of any sort relating to the Business and the Acquired Assets.

              9.2	Advice of Developments.  Seller shall have a
continuing obligation after the Closing Date to advise Buyer of all significant matters of which it becomes aware concerning the Acquired Assets and the Business.

              9.3	Supply Agreement.  After the Closing, Parent shall
make available to Buyer raw materials used in the Business supplied to Parent by R.P. Scherer pursuant to the Supply Agreement (the "Raw Materials"). At least 70 days prior to the start of each calendar quarter, Buyer shall provide Seller with a written estimate of the amounts of the Raw Materials it will desire for shipment during such quarter and during each of the next three quarters (each such four-quarter estimate after the first containing revisions of the estimate previously made with respect to the first three quarters).
Buyer shall submit each firm purchase order for Raw Materials at least
60 days prior to the requested shipment date. The price to be paid by Buyer for the Raw Materials shall be equal to the price paid by the Parent pursuant to the Supply Agreement. Payment shall be made for each delivery of the Raw Materials within 30 days after the date of receipt of shipment. Buyer acknowledges and agrees that the Parent shall not be liable for any delays or interruptions in Raw Materials if such delays or interruptions are not caused by the Parent. In the event the Supply Agreement is terminated for any reason, Parent shall deliver a written notice to Buyer to inform Buyer of such termination. Upon delivery of such written notice, the Parent's obligation under this Section 9.3 shall terminate. Notwithstanding the foregoing, Buyer may produce such Raw Material itself or independently acquire
Raw Materials from any supplier (including R.P. Scherer) in lieu of acquiring Raw Materials through the Parent pursuant to the Supply Agreement.

              9.4	Confidentiality.  Parent and Seller will treat and
hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to Buyer, at the request and option of Buyer, all tangible embodiments (and all copies) of the Confidential Information which are in its possession, except that Seller shall be entitled to keep a copy of such materials as may be required for accounting, tax and securities law compliance purposes.
In the event that either Parent or Seller is requested or required
(by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, Parent or Seller will notify Buyer promptly of the request or requirement so that the Buyer may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, Parent or Seller is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, Parent or Seller may disclose the Confidential Information to the tribunal; provided, however, that Parent and Seller shall use its reasonable best efforts to obtain, at the reasonable request of Buyer, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Buyer shall designate. Notwithstanding the foregoing, the parties agree that the Confidentiality Agreement dated as of July 19, 2002 by and between Encore Advisors, as agent for the Seller, and Buyer shall survive this Agreement and shall continue hereafter for the period of time provided for therein.

              9.5	Litigation Support.  In the event and for so long as
any party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (a) the Business or the Acquired Assets or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Business or the Acquired Assets, the other party will cooperate with the contesting or defending party and its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending party (unless the contesting or defending party is entitled to indemnification therefor under
Section 10 below).

       9.6	Premises.

                     (a)	For a period of thirty (30) days after the
Closing Date, Seller shall grant to Buyer the right to utilize certain employees of Seller (Kim D. Kugler, Trisha Ledda and Sophia Stesin) and the current facilities of Seller relating to the Business located on a portion of the premises more particularly described as approximately 2,400 square feet located at 123 Saginaw Drive, Redwood City, California (the "Premises") in order for Buyer to fulfill ongoing business activities related to the Business and the Acquired Assets. Seller shall only provide use of the Premises and the employees listed above to Buyer for no additional charge during this thirty (30) day period. Thereafter, for a fee as may be reasonably agreed upon by Buyer and Seller, Buyer shall have the right, at Buyer's sole discretion, to continue to use the Premises and the employees listed above to fulfill ongoing business activities related to the Business for a period of time as may be reasonably determined by Buyer, which shall not exceed twenty-eight (28) days, provided Buyer gives
Seller notice of such intent no later than twenty-one (21) days after the Closing Date. Pursuant to the Lease (a complete copy of which has been provided to Buyer) the Premises may be used for general office, manufacturing and laboratory research purposes and for no other purpose and Buyer agrees to use the Premises only for such purposes in conducting its business activities.

                     (b)	Buyer shall comply with all and use covenants and
regulations set forth in the Lease, a true and complete copy of which has been provided to Buyer. Buyer shall cooperate with Seller to prevent any violations of the terms of the Lease, including without limitation compliance with any applicable safety, internal operations and security regulations and procedures of Seller.

                     (c)	Seller shall not be responsible for the
oversight, supervision and control of, and payment of all expenses associated with, Buyer's visiting employees and independent contractors and Buyer shall be solely responsible for all expenses of any nature whatsoever associated with its employees while on the Premises.

                     (d)	Each party shall reasonably cooperate to prevent
interfering with the other party's use and enjoyment of the Premises.
In the event of any actual or reasonably anticipated interference, the parties shall negotiate in good faith to resolve any resulting disputes.

                     (e)	Seller shall not be liable for any damage to
property or any injury to persons, sustained by Buyer or others, caused by conditions or activities on the Premises, other than conditions attributable to the failure of Seller to perform its obligations hereunder or the negligence or intentional misconduct of Seller, its employees, agents, contractors or representatives. Buyer hereby agrees to defend, indemnify and hold Seller harmless from and against any and all expense, including but not limited to, reasonable attorney's fees, losses, claims or liability arising from injury to person or property arising out of Buyer's use and possession of the Premises, except to the extent that any such claim is attributable to failure of Seller to perform its obligations hereunder or the negligence or intentional misconduct of Seller, its employees, agents, contractors or representatives.

                     (f)	Seller shall provide Buyer's consultant, Kemon
Papacosta ("Papacosta"), with an office on the Premises, as may be reasonably required by Papacosta in order to render consulting services to Buyer. Pursuant to the Lease, the Premises may be used for general office, manufacturing and laboratory research purposes and for no other purpose and Papacosta shall use the Premises only for such purposes. Prior to the Closing Date, Seller shall deliver to Buyer and Papacosta all necessary consents and approvals permitting Papacosta's use of the Premises. Seller shall provide
Papacosta with such office space without charge for the duration of his consultancy period with Buyer, but in no event shall Papacosta's occupancy of office space on the Premises exceed two (2) years from the Closing Date.

                     (g)	Seller shall not be responsible for providing
secretarial, administrative and clerical support to Papacosta, except that Seller shall provide Papacosta with broadband Internet access in order for Papacosta to retrieve e-mail.

                     (h)	Seller shall not be responsible for the
oversight, supervision and control of, and payment of any expenses associated with Papacosta's use of the Premises and Seller shall not be responsible for any salaries, wages, other compensation, medical and health insurance, pension plan contributions and assessments, Social Security taxes, Medicare taxes, unemployment taxes, worker's compensation insurance and other benefits, taxes and related tax filings and other items.

              9.7	Business Relationships.  Neither Seller nor its
Affiliates will take any action that shall have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of the Business from maintaining the same business relationships with Buyer after the Closing as it maintained with the Business prior to the Closing. Seller and its Affiliates will refer all customer inquiries relating to the Business or the Acquired Assets to Buyer from and after the Closing.

              9.8	Covenant Not to Compete.  For a period of five (5)
years from and after the Closing Date, neither Seller nor Parent nor any of their Affiliates will engage directly or indirectly in any Competitive Activity anywhere in the world; provided, however, that no owner of less than 1% of the outstanding stock of any publicly traded corporation shall be deemed to be engaged in a Competitive
Activity solely by reason thereof. If the final judgment of a court of competent jurisdiction declares that any term or provision of this
Section 9.8 is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

              9.9	Hired Employees; Employment.  To the greatest extent
permitted by California law, Parent shall take all measures to ensure that a valid and binding agreement shall be in effect after the Closing
Date between Parent and each Hired Employee which shall contain provisions relating to the protection of the Business and Acquired
Assets reasonably satisfactory to Buyer and its counsel. Except for the Hired Employees, Buyer shall have the right, but not the obligation, to offer employment to Seller's employees or establish consultancy relationship with Seller's employees, at such levels and on other terms and conditions to be determined in Buyer's sole discretion. Buyer shall have no Liability for Employee Plans, accrued wages (including salaries and commissions), severance pay, sick leave or other benefits, of any type or nature on account of Seller's employment of or termination of such employees.

              9.10	Estoppel Certificates.  Within 30 days after the
Closing Date, Seller shall deliver to Buyer estoppel certificates, duly executed by the employees of Seller and Parent identified in
Schedule 9.10 which shall state that (a) such employee does not have any right, title or interest in the Acquired Assets, including the Intellectual Property, and (b) any existing nondisclosure agreements currently in effect are and shall continue to be fully enforceable, or if any such nondisclosure agreements are not fully enforceable or in effect, an agreement by such employee to execute a new nondisclosure agreement. The parties further acknowledge and agree that it would be extremely difficult and impractical to ascertain the extent of the detriment to Buyer upon the failure of Seller to deliver such estoppel certificates as referenced herein within 30 days after the Closing Date. As a result, the parties agree that Buyer shall be entitled to liquidated damages of Ten Thousand Dollars ($10,000) for each estoppel certificate not delivered to Buyer by Seller, which shall become due and payable by Seller immediately upon failure to timely deliver such certificate. The payment of such amounts as liquidated damages is not intended as a forfeiture or penalty within the meaning of California Civil Code Sections 3275 or 3369, but is intended to constitute liquidated damages to Buyer pursuant to California Civil Code Section 1671.

10.	Survival and Indemnification.

              10.1	Survival of Representations and Warranties.  All of
the representations and warranties of Seller contained in Sections
3.5 through 3.8 and Sections 3.10 through 3.27 of this Agreement shall survive the Closing (even if Buyer knew or had reason to know of any misrepresentation or breach of warranty at the time of Closing) and continue in full force and effect for a period of two years thereafter.
All of the other representations and warranties of Seller and Buyer contained in this Agreement (including the representations and warranties of Seller contained in Sections 3.1 through 3.4 and Section
3.9 hereof) shall survive the Closing (even if the damaged Party knew or had reason to know of any misrepresentation or breach of warranty at the time of Closing) and continue in full force and effect forever thereafter (subject to any applicable statutes of limitations).

              10.2	Indemnification of Buyer.  Seller shall indemnify and
hold Buyer harmless from and against the entirety of any and all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, Liabilities, (including court costs and attorneys' fees and expenses) (collectively, "Adverse Consequences") resulting from, arising out of, relating to, in the nature of, caused by or in any manner connected with, directly or indirectly, (a) any breach by Seller or Parent of any representations, warranties or covenants of Seller or Parent contained in this Agreement (provided, however, that Buyer must make a written claim for indemnification within the applicable survival period with respect to those representations and warranties having a survival period pursuant to
Section 10.1 above), (b) arising from ownership, use or operation of the Acquired Assets or the Business prior to the Closing Date, including any and all product liability, warranty or similar claims in respect of any Products manufactured or sold on or prior to the Closing Date, (c) any claim of infringement of U.S. Patent No.
5,906,772 with respect to Products made in accordance with Seller's
Product Formulations as of the Closing Date, (d) any Liability of
Seller or its Affiliates (including Parent) which is not an Assumed
Liability (including any Liability of Seller or its Affiliates
(including Parent) that becomes a Liability of Buyer under any bulk transfer law of any jurisdiction, under any common law doctrine of de facto merger or successor liability, under Environmental, Health, and Safety Requirements, or otherwise by operation of law), (e) any Liability of Seller or its Affiliates (including Parent) for unpaid
Taxes with respect to any Tax year or portion thereof ending on or before the Closing Date (or for any Tax year beginning before and ending after the Closing Date to the extent allocable to the portion of such period beginning before and ending on the Closing Date), or
(f) any Liability of Seller or its Affiliates (including Parent) for the unpaid Taxes of any Person under Reg. Paragraph 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

              10.3	Indemnification of Seller.  Buyer shall indemnify and
hold Seller harmless from and against any and all Adverse Consequences arising from or in any manner connected with, directly or indirectly,
(a) any breach by Buyer of any representations, warranties or covenants of Buyer contained in this Agreement, or (b) arising from the ownership, use or operation of the Acquired Assets or the Business following the Closing Date, including any and all product liability, warranty or similar claims in respect of any Products manufactured and sold on or following the Closing Date, or (c) any Assumed
Liability.

              10.4	Notice; Claims.  In the event that a Party suffers
Adverse Consequences, the party making a claim for indemnification
(the "Indemnified Party") shall within 30 days of discovering or incurring such Adverse Consequences give the indemnifying party (the "Indemnifying Party") written notice thereof ("Notice of Claim").
The Notice of Claim shall state in reasonable detail the nature of the claim, the specific provisions in this Agreement alleged to have been breached, and the amount of the claim for indemnification. Such amount shall represent the Indemnified Party's good faith estimate of the Adverse Consequences. The Indemnifying Party shall have 15 days from receipt of the Notice of Claim to accept or reject the claim for indemnification in whole or in part. The Indemnified Party shall be deemed to have waived its right to indemnification for any Adverse Consequences for which notice is not given in a timely manner as set forth herein if and to the extent that the Indemnifying Party can show that such failure to give timely notice has materially prejudiced the Indemnifying Party's ability to defend or otherwise respond to such claim. Any claim for Adverse Consequences accepted by the Indemnifying Party or any claim determined as valid under the claim procedure set forth below, shall be deemed "Established Damages" for the purposes of this Agreement. If a Notice of Claim is given and no rejection is received within the 15-day period specified above, then the Indemnifying Party shall be deemed to have accepted such claim. If the Indemnifying Party rejects a claim within such 15-day period, the parties shall, in good faith, attempt to negotiate a resolution of such claim within 30 days thereafter (the "Resolution Period"). To the extent a Notice of Claim contains both claims the Indemnifying Party accepts as valid and claims the Indemnifying Party rejects, the Indemnifying Party shall proceed to pay or otherwise honor such accepted claims in accordance with this Section 10. If the parties do not reach resolution during the Resolution Period of any rejected claims, then the Indemnified Party may, within 15 days after the end of the Resolution Period proceed to submit the controversy to arbitration under the rules then in effect of the American Arbitration Association. The determination of the arbitrator(s) shall be binding, final and conclusive on the Parties.
If as a result of such arbitration it is determined that the Indemnifying Party is obligated for such Damages, the amount set by such arbitration shall be the amount of the Established Damages and the Indemnifying Party shall owe such amount, along with all expenses of the Indemnified Party relating to the arbitration, including reasonable attorney's fees. If as a result of such arbitration it is determined that the Indemnifying Party has no obligation to indemnify, the Indemnifying Party shall have no further liability on the claim and the Indemnified Party shall be required to pay all expenses of the Indemnifying Party related to the arbitration, including reasonable attorney's fees. To the extent Buyer suffers any Adverse Consequences, Buyer shall be entitled to place all Royalty payments then due and owing to Buyer into an interest bearing escrow account with an escrow agent until such claim is resolved. Squire, Sanders & Dempsey L.L.P shall act as escrow agent (the "Escrow Agent") and shall retain such Royalty payments until (i) Buyer and Seller have settled the dispute, (ii) disposition has been ordered in accordance with the arbitration procedures set forth in Section 12.16, or (iii) pursuant to applicable court procedures. The Escrow Agent shall continue to be able to represent Buyer in connection with any dispute between the parties, including any dispute relating to any Royalty payments held by the Escrow Agent, and Seller hereby waives any conflict relating thereto and consents to such continued representation of Buyer by the Escrow Agent.

       10.5	Matters Involving Third Parties.

                     (a)	If any third party shall notify any Party (the
"Indemnified Party") with respect to any matter (a "Third Party
Claim") which may give rise to a claim for indemnification against the other Party (the "Indemnifying Party") under this Section 10, then the Indemnified Party shall promptly notify the Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless
(and then solely to the extent) the Indemnifying Party thereby is prejudiced.

                     (b)	The Indemnifying Party will have the right to
defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (i) the Indemnifying Party notifies the Indemnified Party in writing within 15 days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party
Claim, (ii) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, (iii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, (iv) settlement of, or an adverse judgment with respect to, the Third Party
Claim is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice materially adverse to the continuing business interests of the Indemnified Party, and (v) the Indemnifying Party conducts the defense of the Third Party
Claim actively and diligently.

                     (c)	So long as the Indemnifying Party is conducting
the defense of the Third Party Claim in accordance with Section
10.5(b) above, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (ii) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld unreasonably), and (iii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be withheld unreasonably).

                     (d)	In the event any of the conditions in Section
10.5(b) above is or becomes unsatisfied, however, (i) the Indemnified
Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it reasonably may deem appropriate (and the Indemnified
Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith), (ii) the Indemnifying
Party will reimburse the Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including reasonable attorneys' fees and expenses), and (iii) the Indemnifying
Party will remain responsible for any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to the fullest extent provided in this Section 10.

              10.6	Determination of Adverse Consequences.  The Parties
shall take into account the time cost of money (using the Applicable
Rate as the discount rate) in determining Adverse Consequences for purposes of this Section 10. All indemnification payments under this
Section 10 shall be deemed adjustments to the Purchase Price.

              10.7	Limitations on Indemnification.	Notwithstanding
anything herein to the contrary, (a) Seller shall not be obligated to indemnify the Buyer or any Indemnified Party under this Section
10 unless the aggregate of all Adverse Consequences exceeds $20,000 (the "Seller's Basket"), in which case the Buyer shall be entitled to recover all Adverse Consequences, including the amount equal to the Seller's Basket. In addition, Seller shall not be obligated to indemnify the Buyer or any Indemnified Party under this Section 10 to the extent that the aggregate of all Adverse Consequences exceeds the amount of the Purchase Price (the "Seller's Indemnification
Cap"). Notwithstanding the foregoing, the Seller's Basket and the Seller's Indemnification Cap shall not apply to any indemnification obligation arising out of, relating to or resulting from fraud or intentional misrepresentation by Seller or breach of any provision of this Agreement other than those representations and warranties having a survival period pursuant to Section 10.1 above.

              10.8	Other.  Except in the case of fraud or intentional
misrepresentation the indemnification rights in this Section 10 shall be the sole and exclusive remedies of the Parties with respect to this Agreement and the transactions contemplated hereby.

       11.	Unconditional Guaranty of Parent.  Parent hereby covenants
and agrees to fully and unconditionally guaranty (a) all obligations of Seller pursuant to this Agreement and all documents entered into in connection herewith, however created, arising or evidenced, whether direct or indirect, absolute or contingent, and whether now or hereafter existing, (b) Seller's performance of, and compliance with, all of the terms, covenants, conditions, stipulations and agreements contained in this Agreement or any documents entered into in connection herewith, and (c) the payment and performance by Seller of all other obligations and Liabilities owed to Buyer or any Affiliate thereof however created, of every kind and description, whether now existing or hereafter arising, and whether direct or indirect, primary or as guarantor or surety, absolute or contingent, due or to become due, liquidated or unliquidated, matured or unmatured, participated in whole or in part, created by trust agreement, lease, overdraft, agreement or otherwise. If Parent or Seller shall default in the performance or observance of any agreement or covenant contained in this Agreement or any of the documents entered into in connection herewith, or shall be in breach of any of the representations, warranties or covenants set forth in this Agreement or any of the documents entered into in connection herewith, Buyer may proceed against Parent and Buyer shall have, in its sole discretion, the right to proceed first and directly against Parent without proceeding first or concurrently against Seller, exhausting any other remedies it may have. This Section 11 is a guaranty of payment and performance and not of collection and Parent further waives any right to require that any action first be brought against Seller or any other Person with respect to obligations and Liabilities set forth in this Section 11.

       12.	Miscellaneous.

              12.1	Succession and Assignment.  This Agreement shall be
binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party; provided, however, that the Buyer may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (ii) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases the Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder).

              12.2	Transfer Taxes.  Any sales, use, or other transfer
taxes arising out of or incurred in connection with the transactions contemplated by this Agreement, including but not limited to California State sales taxes, shall be paid by Seller.

              12.3	Expenses.  Except as otherwise expressly provided
herein, each party will pay its own costs and expenses, including legal and accounting expenses, related to the transactions provided for herein, irrespective of when incurred.

              12.4	Further Assurances.  Seller will from time to time,
at Buyer's request and without further consideration, execute and deliver such other instruments of conveyance, assignment and transfer and take such other actions as Buyer may reasonably request in order more effectively to convey, assign, transfer to and vest in Buyer, the Acquired Assets and the right to operate the Assets.

              12.5	Notices.  Any notice or other communication required
or permitted hereunder shall be in writing and shall be deemed to have been duly given on the date of service if served personally or by facsimile, or five days after the date of mailing if mailed, by first class mail, registered or certified, postage prepaid. Notices shall be addressed as follows:
       To Buyer at:
       GFS Chemicals, Inc.
       P.O. Box 245
       Powell, Ohio 43065
       Telecopier No.: (740) 881-5989
       Attn: J. Steel Hutchinson

       With a required copy to:
       Squire, Sanders & Dempsey L.L.P.
       1300 Huntington Center
       41 South High Street
       Columbus, Ohio 43215
       Telecopier No.: (614) 365-2499
       Attention:  Patrick J. Dugan, Esq.

       To Seller at:
       123 Saginaw Drive
       Redwood City, California 94063
       Telecopier No.: (650) 365-6490
       Attention:  Michael O'Connell

       With a required copy to:
       Heller Ehrman White & McAuliffe LLP
       275 Middlefield Road
       Menlo Park, California 94025
       Telecopier No.: (650) 324-0638
       Attention:  Richard A. Peers, Esq.

       To Parent at:
       123 Saginaw Drive
       Redwood City, California 94063
       Telecopier No.: (650) 365-6490
       Attention:  Michael O'Connell

       With a required copy to:
       Heller Ehrman White & McAuliffe LLP
       275 Middlefield Road
       Menlo Park, California 94025
       Telecopier No.: (650) 324-0638
       Attention:  Richard A. Peers, Esq.

or to such other address as a party has designated by notice in writing to the other party in the manner provided by this Section.

              12.6	Entire Agreement and Modification.  This Agreement
constitutes and contains the entire agreement of the parties and supersedes any and all prior negotiations, correspondence, understandings and agreements between the parties respecting the subject matter hereof. This Agreement may only be amended by written instrument signed by the parties.

              12.7	Survival of Terms.  All warranties, representations
and covenants contained in this Agreement and any certificate or other instrument delivered by or on behalf of the Parties pursuant to this Agreement shall be continuous and shall survive the signing of this Agreement.

              12.8	Governing Law.  This Agreement shall be governed by
and construed in accordance with the laws of the State of California without giving effect to any choice or conflict of law provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of California.

              12.9	Severability.  If any provision of this Agreement is
held to be unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the parties to the extent possible. If any event, all other provisions of this Agreement shall be deemed valid and enforceable to the fullest extent possible.

              12.10	Headings.  The headings appearing at the
beginning of several sections contained herein have been inserted for the convenience of the parties and shall not be used to determine the construction or interpretation of this Agreement.

              12.11	Counterparts.  This Agreement may be executed in
counterparts, including by facsimile, each of which shall be deemed an original, but both of which when taken together shall constitute one and the same instrument.

              12.12	Public Announcement.  None of the Parties shall
make any public announcement with respect to the transaction contemplated hereby without the prior written consent of the other Parties, which shall not be unreasonably withheld or delayed, provided however, that the Parties may at any time make announcements which are required by applicable law so long as the Party so required to make an announcement promptly upon learning of such requirement notifies the other parties of such requirement and discuss with the other Parties in good faith the exact wording of any such announcement.

              12.13	Construction.  The Parties have participated
jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. Nothing in the Schedules shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the Schedules identify the exception with reasonable particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing
(or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

              12.14	Incorporation of Exhibits and Schedules.  The
Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

              12.15	Specific Performance.  Each of the Parties
acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 12.16 below), in addition to any other remedy to which it may be entitled, at low or in equity.

              12.16	Arbitration.  Any controversy, dispute or claim
arising out of or relating to this Agreement (including any controversy, dispute or claim based on contract, tort, statute, common law or otherwise and whether or not, and the extent to which, any controversy, dispute or claim is subject to arbitration), excluding claims for injunctive relief, shall be resolved by binding arbitration, at the request of any Party, in accordance with the rules of the American Arbitration Association. Any such arbitration shall take place in Chicago, Illinois. The arbitrator(s) shall have the power to grant all legal and equitable remedies and award compensatory damages as provided by applicable law but no power to award punitive damages or any other damages not measured by the actual damages of the prevailing party. The arbitrator(s) may not in any event make any ruling, finding or award that does not conform to the terms and conditions of the Agreement. The arbitrator(s) shall prepare in writing, and provide to the Parties, an award including factual findings and the reasoning on which the decision is based.

              12.17	Bulk Transfer Laws.  Buyer acknowledges that
Seller will not comply with the provisions of any bulk transfer laws of any jurisdiction in connection with the transactions contemplated by this Agreement.

            (REMAINDER OF PAGE INTENTIONALLY LEFT BLANK)



IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above set forth.

Buyer:                            GFS CHEMICALS, INC.,
                                  an Ohio corporation


                                  By: /S/ J. Steel Hutchinson
                                     ------------------------
                                     J. Steel Hutchinson
                                     President


Seller:                                APS ANALYTICAL STANDARDS, INC.,
                                  a California corporation


                                  By: /S/ Michael O'Connell
                                     ----------------------
                                     Michael O'Connell
                                     President



With respect to Sections 9.3, 9.4, 9.8, 9.9, 11 and 12 only:

Parent:                           A.P. PHARMA, INC.,
                                  a Delaware corporation


                                  By: /S/ Michael O'Connell
                                      ----------------------
                                      Michael O'Connell
                                      President